OMV Investor News

08004917

082-03209

September 1, 2008

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RECEIVED
2008 SEP 15 P 12:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

OMV obtains credit ratings

- **OMV now rated by Moody's Investors Service with "A3 (stable)" and by FitchRatings with "A- (stable)"**

OMV Aktiengesellschaft, the leading oil and gas group in Central Europe, today announced the release by Moody's and Fitch of its corporate credit ratings for the first time.

Moody's has assigned OMV a senior unsecured issuer rating of "A3" while Fitch has assigned an issuer default rating of "A-", thereby underpinning OMV's strong credit quality. The outlook of both ratings is stable. This is the first time that either agency has assigned a credit rating to OMV.

David C. Davies, CFO of OMV said: "Maintaining a strong investment grade credit profile has always been a key strategic objective for OMV. The strong credit profile confirmed by Moody's and Fitch reflects the Group's commitment to capital discipline, whilst successfully implementing our growth strategy."

The ratings underpin OMV's strong positioning in the fast-growing Central and Eastern European downstream market due to its leading position in its core area of the Danube Basin, where it owns interests in five refineries and holds a 20% market share in marketing.

For more information on OMV's ratings please refer to the separate publications released by the rating agencies today which will shortly be available on our homepage www.omv.com > Investor Relations > OMV Share & Bonds.

PROCESSED
SEP 16 2008
THOMSON REUTERS

9/15

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